Cletha A. Walstrand

Attorney at Law

1322 West Pachua Circle

Ivins, UT  84738

Office: 435-688-7317 Fax: 435-688-7318

cwalstrand@networld.com

June 9, 2008

Ms. Mellissa Duru

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC  20549-7010

Re:

Transact Energy, Corp.

Registration Statement on Form S-1

Filed June 10, 2008

File No. 333-151574

Dear Ms. Duru:

Transact Energy Corp., (the “Company”), has received your comment letter dated July 3, 2008, (“comment letter”) pertaining to the above referenced amended registration statement on

Form S-1  (the “Registration Statement”).  Amendment No. 1 to the Registration Statement (“Amendment”) is being filed under separate cover.  The Amendment as filed is marked to show changes in the manner required by Regulation S-T.

This letter contains the Company’s responses to the comment letter.  Under cover of this letter, we are sending you 2 hard copies of the Amendment, one marked to show changes and one without changes marked.  To assist the staff of the Commission in completing its review of the Amendment, the numbered paragraphs in this response letter correspond to the numbered paragraphs of the Comment Letter.

General

1.

You disclose in the notes to the financial statements that no sales of shares were made in your prior attempted initial public offering which was terminated in February 2008. Given the termination of the prior offer on File No. 333-139746 and the undertakings you provided pursuant to such registration statement, please deregister the shares that remain unsold as of the termination of that offer. Please file a post effective amendment to effect such deregistration.

RESPONSE:

We have filed a post effective amendment to effect the deregistration of shares that were registered on Form SB-2, File No. 333-139746.

2.

In your next amendment, please remove the suggestion that this is your initial public offering given that such initial public offering occurred in 2007 and was terminated unsuccessfully in February 2008.

RESPONSE:

We have removed reference to an “initial” public offering as requested.

3.

Although reference is made in the notes to the financial statements to the prior offer, your disclosure in the main text of the prospectus omits mention of the prior attempted offer and its termination. Please ensure that in your next amendment you include a brief description of the prior offer, inclusive of a description of the results of the offering (i.e. whether you received any subscriptions prior to the expiration period) and the risks attendant with the current offer in light of the past failed offer.

RESPONSE:

We have added language both under the description of our company and a new risk factor describing our previous failed offering attempt.

4.

Throughout your filing, including in your financial statements and the audit opinion provided by Pritchet, Siler & Hardy, P.C., you indicate that you are a development stage company. It appears, however, that your properties are in the exploration stage. As such, it is not appropriate to refer to yourself as a development stage company. Please revise your disclosure and advise your auditor accordingly. See the Instruction to paragraph (a) of Industry Guide 7.

RESPONSE:

We are not an exploration company.  Our business is to identify and locate oil and gas lease opportunities which we will then evaluate for potential.  We intend to purchase those oil and gas leases that indicate good potential for production and then sell same leases and retain an overriding royalty.  We do not intend to perform exploration or oil field operations.  Therefore, we believe our description as a development stage company is appropriate.

5.

Given the similarity of terms of the prior offer on File No. 139746 and the current offer, please provide us with a marked blackline to facilitate our review of the changes made since the last filing. Please understand that we may raise additional comments following our review.

RESPONSE:

Unfortunately, we started fresh with the S-1 and cut and pasted elements from the prior SB-2.  Therefore, we cannot provide a blackline copy.

If you have any questions or require additional information, please notify the undersigned directly.

Very truly yours,

/s/ Cletha A. Walstrand

Cletha A. Walstrand

Attorney at Law

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